FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


             For the month of December 1, 2003 to December 31, 2003


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F.......v......Form 40-F...................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                 Yes............................No.........v...

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)


Date January 12, 2004





Signed by:
.................................................
THINAGARAN
Director

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                   FROM DECEMBER 1, 2003 TO DECEMBER 31, 2003


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION




NO ANNOUNCEMENTS OR DOCUMENTS WERE LODGED WITH THE ASX DURING THE MONTH OF DECEMBER 2003.

          LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")
                                    DOCUMENTS


                   FROM DECEMBER 1, 2003 TO DECEMBER 31, 2003


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



      NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH OF DECEMBER 2003.